Exhibit 10.2

June 5, 2023

Andrew Taylor

[Omitted pursuant to Item 601(a)(6)]

[Omitted pursuant to Item 601(a)(6)]

Re: Offer of Employment

Dear Andrew,

We are pleased to offer you the position of Chief Financial Officer of Orchestra BioMed, Inc. (“Orchestra BioMed” or the “Company”) and are excited about the prospect of having you join our team. You will be reporting to David Hochman, Chairman, CEO & Founder (the “CEO”) with an estimated start date of June 6, 2023.

The following are the terms and conditions of our Offer of Employment:

1.	Your will serve as the Chief Financial Officer of the Company and shall have all the duties, responsibilities, functions and authority as set forth in the Company’s by-laws (as currently in effect). The principal location of your employment with the Company shall be at the Company’s offices in New Hope, PA and in New York, NY.

2.	You will be paid a base salary in 24 semi-monthly installments of $16,458.33 each, which is equivalent to a gross salary of $395,000 on an annual basis, subject to deductions for applicable taxes and withholdings, in accordance with the Company’s regular payroll practices.

3.	Your position with Orchestra BioMed is an “exempt” position for purposes of the Federal Fair Labor Standards Act. In addition, your position is “at will” meaning your employment may be terminated by either you or Orchestra BioMed at any time and for any reason; provided, however, the Company requests you provide customary notice in the event of your voluntary resignation and, in the event of certain terminations, you will be eligible for additional payments as provided herein (relating to severance).

4.	You will be eligible for an annual incentive-based bonus (Annual Bonus). The Annual Bonus will have a target of 50% of your then base salary (in effect at year end) which will be awarded based on the achievement of milestones determined by the Company’s Board of Directors or its Compensation Committee as well as the achievement of individual objectives determined by you and your manager. If awarded, the Annual Bonus would be paid in accordance with, and subject to the terms of, Orchestra BioMed’s annual bonus payment practices as may be in effect from time to time. In order to be eligible for any bonus, you must be employed and in good standing on the date of payment.

150 Union Square Drive – New Hope, PA 18938 | T. 917.254.4900 | www.orchestrabiomed.com

5.	You will be eligible to receive an initial equity grant of 278,502 restricted stock units (RSUs) or non-qualified stock options (Options) covering 417,544 shares of the common stock of Orchestra BioMed Holdings, Inc. (“Parent”), or a combination of RSUs and Options as mutually agreed by the Company whereby each RSU is considered equal to two-thirds of one Option, through participation in Orchestra BioMed Holdings Inc.’s 2023 Equity Incentive Plan (the “Plan”). The Options will have an exercise price equal to fair market value on the date of grant. The award will be granted in alignment with the 2023 Orchestra BioMed Holdings Inc.’s annual stock incentive grant made to employees, including the CEO and President & COO and will reflect Parent’s standard and terms and conditions for equity compensation awards. Options awarded will vest over four years, with one-fourth vesting on the first anniversary of your start date and with the remainder vesting in quarterly installments over the next three years on your employment anniversary, subject, in all cases, to your continued employment. RSUs will vest in substantially equal installments at the end of each anniversary of your start date over a period of at least three years to be determined by Parent’s Board of directors (with the actual vesting schedule, which may be longer than three years, to be consistent with Parent’s standard vesting schedule for RSU awards). You will be eligible to receive additional equity grants based on Company policy and performance. All grants of equity compensation are subject to approval by Parent’s Board of Directors.

6.	In addition to your base salary and bonus compensation, you will be eligible to participate in Orchestra BioMed’s health benefit plans (currently with a monthly contribution by you of 10% of the premium cost) and a Company-sponsored (matching) 401k plan, subject to the eligibility and other terms of these plans. Please be aware that the Company may change its benefit plans (and any required employee contribution) as it may determine from time to time at its sole discretion.

7.	You will receive 4 weeks (20 business days) of paid vacation annually, which will be accrued based on your start date. In case of illness, the Company also offers employees five (5) paid sick days annually.

8.	The Company permits you to serve on one (1) board of directors of a private or public company, subject to the approval of the CEO. You may commit an amount of time to this role and be compensated for the position in line with customary and market standards. The Company acknowledges that, at the time of the signing of this agreement, you are on the board of directors of Avertix Medical, Inc. and that such role shall constitute your one outside board role as per the above. Further, the Company acknowledges and agrees that you may provide, in a non-compensated capacity, a reasonable amount of advisory services to Motus GI for the remainder of 2023.

9.	If your employment is terminated without Cause or for Good Reason (as defined in Exhibit A) and conditioned on your execution in favor of the Company (including its subsidiaries and affiliates and its and their officers, directors, and employees) of a general release of all claims, in a form acceptable to the Company in its sole discretion, such that the general release becomes irrevocably effective within 60 days following the termination of your employment, the Company will pay or provide you with severance consisting of (1) continued base salary for the Severance Period (defined below), (2) COBRA reimbursement during the Severance Period (or, if earlier, until you become eligible for benefits from a subsequent employer) based on your elections at termination if you validly elect to continue your medical benefits under applicable law, (3) accelerated vesting of the equity award referred to in paragraph 5 above so that such award is vested to the same extent it would be vested had your employment continued for the duration of the Severance Period, and (4) if a CiC Termination, a one-time payment equal to your then current target Annual Bonus, paid when bonuses for the year in which the CiC Termination occurs are paid to other officers of the Company (but not before January 1, or after December 31, of the year following the year in which the CiC Termination occurs). The continued salary component of severance will accrue from the date of termination, with accrued amounts paid on the first regularly scheduled payroll that occurs more than 60 days following the termination of employment (but subject to paragraph 15 below). Reimbursement of COBRA premiums will be provided in accordance with the Company’s standard expense reimbursement procedures and practices subject to you submitting proof of payment within 30 days of paying the applicable premium. The Severance Period (i) during the first eighteen (18) months of employment will be nine (9) months, and (ii) following eighteen (18) months of employment the Severance Period will increase to twelve (12) months. Notwithstanding the foregoing, if there is a Change in Control within the first eighteen (18) months of your employment, the Severamce Period will increase to twelve (12) months if the termination occurs within the period commencing three (3) months prior to a Change in Control (as defined in the Plan) and ending twelve (12) months following a Change in Control (such a termination during the first eighteen months, a “CiC Termination”). For the avoidance of doubt, upon a termination for any reason you shall be paid or provided, as applicable, your earned but unpaid wages, including, accrued but unpaid PTO (which shall be deemed to be zero in the event the Company adopts an unlimited vacation policy in which you participate), reimburseable business expenses (to be paid in accordance with the Company’s standard expense reimubursement policies), vested benefits, and such other amounts as applicable law may require.

10.	As Orchestra BioMed’s proprietary information is extremely important, this Offer of Employment is expressly subject to your signing the attached Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Assignment Agreements (the “IP Agreement”).

11.	In accordance with the Federal Immigration Reform and Control Act, this offer is contingent upon your satisfactorily providing documents proving your identity and demonstrating that you are authorized to work in the United States. You must complete an "I-9 form" no later than three days after your employment commences.

12.	Orchestra BioMed makes this offer contingent upon completion reference checks and a satisfactory background investigation, including, but not limited to, verification of education, former employment, professional certifications, criminal record, designations or licenses, and general financial information (including, without limitation, academic, business, and other references). If we elect to conduct a background investigation, you will be asked to sign a separate background investigation authorization form.

13.	If you are not legally able to work in the United States, if you fail to consent to a background investigation or any part of the background investigation proves unsatisfactory to Orchestra BioMed, we reserve the right to rescind this Offer of Employment or terminate your employment immediately without any prior notice to you, with such termination being treated as a termination for Cause (i.e., no severance will be paid).

14.	This letter supersedes any prior verbal or written representations and does not constitute a guarantee of employment. Your employment with Orchestra BioMed will be “at-will.” This means that both you and Orchestra BioMed have the right to terminate your employment at any time, with or without cause, and without further obligation to you other than payment of amounts that are required under applicable law.

15.	Payments to you hereunder are subject to applicable federal, state and local wage withholding requirements.

16.	This Offer of Employment is intended to meet the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Section 409A”) and will be interpreted and construed consistent with that intent. For purposes of this Offer of Employment, the terms “terminate,” “terminated” and “termination” with respect to payment of nonqualified deferred compensation under Section 409A means a termination of your employment that constitutes a “separation from service” within the meaning of the default rules of Section 409A of the Code. Each payment provided hereunder (including, without limitation, each payment of the continued base salary component of severance) shall be treated as a separate and distinct payment for purposes of Section 409A. Notwithstanding any other provision of this Offer of Employment, to the extent that the right to any payment hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment will be paid (or provided) in accordance with the following:

a.	if you are a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your termination of employment, then no such payment shall be made or commence during the period beginning on the date of termination and ending on the date that is six (6) months following the date of termination or, if earlier, on the date of your death. The amount of any payment that would otherwise be paid to you during this period will instead be paid on the fifteenth (15th) day of the first calendar month following the end of the period; and

b.	payments with respect to reimbursements of expenses shall be made in accordance with applicable company policy but in all cases on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred. The amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year.

17.	The terms of this Offer of Employment shall be interpreted in accordance with the laws of the State of Florida, without regard to the conflicts of laws principles that might direct application of the laws of any other jurisdiction. By accepting employment, you consent to the exclusive jurisdiction of the appropriate state court located in Broward County, Florida or, if jurisdiction is appropriate, the United States District Court for the Southern District of Florida (Ft. Lauderdale Division) as the venue for any claims arising out of or relating to this Offer of Employment or your employment with Orchestra BioMed (or any of its subsidiaries, affiliates, parents, successors, or assigns). You acknowledge that you are subject to the jurisdiction of such courts and waive any objection to such courts as being inconvenient forums. You agree that if you (or someone acting on your behalf) initiate any action arising out of or relating to this Offer of Employment or your employment with Orchestra BioMed (or any of its subsidiaries, affiliates, parents, successors, or assigns) in any court other than the Florida courts identified in this paragraph 16, you will not object to and will assist Orchestra BioMed (or any of its subsidiaries, affiliates, parents, successors, or assigns) in its efforts to dismiss or transfer such action to the appropriate Florida court, consistent with the terms of this paragraph 16. Both you and Orchestra BioMed knowingly and voluntarily waive any right to trial by jury in any action arising out of or relating to this Offer of Employment or your employment with Orchestra BioMed or any of its subsidiaries, affiliates, parents, successors, or assigns.

18.	The termination of your employment, regardless of reason, shall be deemed to be your resignation from all positions you hold with the Company and any Company affiliate (unless the Company or any one of its affilaites requests otherwise prior to the termination of your employment). You agree to execute any document consistent with the foregoing that the Company may reasonably request.

19.	Lastly, the Company expects you to comply with any continuing legal or contractual obligations you may have to your former employer. Accordingly, you agree that you will, in all respects while employed by the Company, comply with such obligations to your former employer. Without limiting the foregoing, in accepting employment with Orchestra BioMed and signing below, you represent that (i) you have not taken or downloaded to your computer, to any USB or to any other electronic device, and/or will return without retaining copies, all trade secret, proprietary, or other confidential information and any other materials which belong to any of your former employer(s); (ii) in connection with your Orchestra BioMed employment, you will not use or disclose any trade secret, proprietary or other confidential information which belongs to your former employer(s) and if any Orchestra BioMed employee asks you to use or disclose any trade secret, proprietary or other confidential information belonging to a former employer you shall promptly notify Darren Sherman; (iii) you are not party to any agreement or subject to any policy that would prevent or restrict you from engaging in activities competitive with the activities of your former employer(s) or, if you are subject to such an agreement or policy, you have complied and will comply with it; (iv) you have not solicited or encouraged, and will not request, solicit or encourage, any employees or customers/clients of your former employer(s) to join Orchestra BioMed in violation of any contractual or common-law obligation or duty to your past employer(s); and (v) you are not subject to any agreement or policy that requires you to provide notice of your resignation to your prior employer(s) in order for such resignation to become effective (or if you are subject to such agreement or policy, you have provided notice, and the notice will have elapsed before your scheduled start date with Orchestra BioMed).

* * * *

We look forward to a successful and mutually-rewarding working relationship. If you have any questions regarding the above, please feel free to call Lisa Daniels, Senior Director, Human Resources at [Omitted pursuant to Item 601(a)(6)]. This offer is contingent upon your written acceptance within three business days.

Orchestra BioMed, Inc.	Accepted and Agreed:

By:	/s/ David Hochman	/s/ Andrew Taylor
	David Hochman	Andrew Taylor
	Chairman, CEO & Founder	Date	6/5/2023

Exhibit A

For the purposes of this letter, “Cause” shall be determined solely by Orchestra BioMed Inc. Board of Directors (excluding Andrew Taylor (“Employee”) if he is a member of the Board of Directors), and shall mean:

i.	Employee’s breach of the IP Agreement;

ii.	Employee’s breach of any of Employee’s obligations under this Agreement which, to the extent curable, has not been cured within thirty (30) days after Employee has been provided written notice of such breach;

iii.	Employee being convicted of, or pleading guilty or nolo contendere to, or being indicated for, any felony or misdemeanor involving theft, fraud, dishonesty, or moral turpitude; or

iv.	Employee’s fraud or embezzlement against the Company.

“Good Reason” shall mean each of the following, without Employee’s consent: (A) any change in the Employee’s position, title or reporting relationship with the Company that diminishes in any material respect the Employee’s authority, duties or responsibilities; provided, however, that a change in the Employee’s authority, duties or responsibilities solely due to the Company becoming a division, subsidiary or other similar part of a larger organization, shall not by itself constitute Good Reason; (B) any material reduction in the Employee’s base compensation; (C) the relocation of the Employee’s principal office, or principal place of employment, to a location more than fifty (50) miles from the location of the Employee’s principal office or principal place of business; or (D) a material breach of any provision hereof by the Company or any successor or assign. Notwithstanding the foregoing, “Good Reason” shall not be deemed to have occurred unless: (1) the Employee provides the Company with written notice that the Employee intends to terminate the Employee’s employment hereunder for one of the grounds set forth in subsections (A), (B), (C) or (D) within sixty (60) days of such reason(s) occurring, (2) if such ground is capable of being cured, the Company has failed to cure such ground within a period of sixty (60) days from the date of such written notice, and (3) the Employee terminates the Employee’s employment within sixty (60) days after the cure period has lapsed. For purposes of clarification, the above-listed conditions shall apply separately to each occurrence of Good Reason and failure to adhere to such conditions in the event of Good Reason shall not disqualify the Employee from asserting Good Reason for any subsequent occurrence of Good Reason.